UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

Optimal Group Inc.
(Name of Subject Company)

Optimal Group Inc.
(Name of Person(s) Filing Statement)

Class “A” shares
(Title of Class of Securities)
68388R208
(CUSIP Number of Class of Securities)

Leon P. Garfinkle
Senior Vice–President, General Counsel and Secretary
Optimal Group Inc.
3500 de Maisonneuve Blvd. West, Suite 800,
Montreal, Quebec, Canada, H3Z 3C1
(514) 738-8885
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Warren M. Katz, Esq.	Jason J. Comerford, Esq.
Stikeman Elliott LLP	Osler, Hoskin & Harcourt LLP
1155 René-Lévesque Blvd. West, 40th Floor	620 8th Avenue, 36th Floor
Montréal, Québec H3B 3V2	New York, New York 10036
(514) 397-3000	(212) 867-5800
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
The name of the subject company is Optimal Group Inc. (the “Company”), a company organized under the laws of Canada, which has its principal executive offices at 3500 de Maisonneuve Blvd. West, Suite 800, Montreal, Quebec, Canada, H3Z 3C1. The telephone number of the principal executive offices of the Company is (514) 738-8885. Capitalized terms used in this Schedule 14D-9 and not defined in this document shall have the meanings set forth in the Directors’ Circular dated March 31, 2010 (the “Directors’ Circular”) included as Exhibit (a)(1) to this Schedule 14D-9.
The title of the class of equity securities to which this statement relates is the Class “A” shares of the Company (the “Shares”). As of March 31, 2010, there were 5,148,735 Shares issued and outstanding.
Item 2. Identity and Background of Filing Person.
This Schedule 14D-9 is being filed by the subject company, Optimal Group Inc. The name, address and telephone number of the Company are set forth in Item 1 above.
This Schedule 14D-9 relates to the offer made by 7293411 Canada Inc. (the “Offeror”), a corporation established by Mr. Richard Yanofsky, President of WowWee Canada Inc., disclosed in the Tender Offer Statement and Rule 13E-3 Transaction Statement on Schedule TO filed by the Offeror, the Company and Richard Yanofsky with the Securities and Exchange Commission (“SEC”) on March 31, 2010 (as amended or supplemented from time to time)(the “Schedule TO”), to purchase all of the outstanding Shares not currently owned by Offeror and its joint actors, including Shares that may become outstanding on the conversion, exchange or exercise of options or warrants, at a price of US$2.40 per Share, subject to the terms and conditions set forth in the Offer to Purchase, dated March 31, 2010 (the “Offer to Purchase”). Copies of the Offer to Purchase and the related Letter of Transmittal are attached as Exhibits (a)(2) and (a)(3), respectively, to this Schedule 14D-9 and as exhibits to the Schedule TO and are being furnished to the Company’s shareholders (the “Shareholders”) concurrently with this Schedule 14D-9.
As set forth in the Schedule TO, the address of the principal executive offices of the Offeror is 770 Sherbrooke Street West, Suite 1700, Montréal, Québec, H3A 1G1. The telephone number of the principal executive offices of the Offeror is (514) 738-2079.
All information concerning the Offeror contained in this Schedule 14D-9 or incorporated by reference in this Schedule 14D-9 was obtained from reports or statements filed by the Offeror with the SEC including, without limitation, the Schedule TO, and the Company takes no responsibility for the accuracy or completeness of such information.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth or incorporated by reference in this Item 3, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (a) its executives officers, directors or affiliates or (b) the Offeror, its executive officers, directors or affiliates. The information set forth in the Directors’ Circular under the captions “Background to the Offer”, “Interests of Directors, Executive Officers and Others in the Transaction”, “Ownership of Securities of Optimal”, “Ownership of Securities of the Offeror”, “Relationship Between the Offeror and Directors and Officers of Optimal”, “Arrangements Between Optimal and Directors and Officers of Optimal”, “Arrangements Between the Offeror and Security Holders of Optimal” and “Interests of Certain Persons in Material Contracts with the Offeror” is incorporated in this document by reference.

Item 4. The Solicitation or Recommendation.
The information set forth in the Directors’ Circular under the captions “Recommendation of the Special Committee”, “Recommendation of the Board of Directors”, “Summary of Valuation and Fairness Opinion” and “Intentions with Respect to the Offer” is incorporated in this document by reference.
Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
The information set forth in the Directors’ Circular under the captions “Background to the Offer”, “Recommendation of the Special Committee” and “Recommendation of the Board of Directors” and in the Offer to Purchase under the caption “Expenses of the Offer” is incorporated in this document by reference. The Company has not retained anyone to make solicitations on its behalf in connection with the Offer.
Item 6. Interest in Securities of the Subject Company.
Except as set forth or incorporated by reference in this document, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company. The information set forth in the Directors’ Circular under the captions “Trading in Securities of Optimal” and “Issuance of Securities of Optimal” is incorporated in this document by reference.
Item 7. Purposes of the Transaction and Plans or Proposal.
Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.
Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.
Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.
Item 8. Additional Information.
The information set forth in the Directors’ Circular under the captions “Support Agreement” and “Statutory Rights” is incorporated in this document by reference.
Item 9. Exhibits.

Exhibit No.	Description
(a)(1)	Directors’ Circular, including the Fairness Opinion prepared by Genuity Capital Markets dated March 16, 2010. (1)(2)

(a)(2)	Offer to Purchase, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

Exhibit No.	Description
(a)(3)	Letter of Transmittal, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(4)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(5)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(6)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(7)	Press Release issued by the Company, dated March 17, 2010 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by the Offeror and the Company on March 17, 2010).

(e)(1)	Support Agreement, dated March 16, 2010, between the Company and the Offeror (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed on March 23, 2010).

(e)(2)	Disclosure Letter for Support Agreement dated March 16, 2010 (incorporated by reference to Exhibit 2.2 of the Company’s Form 8-K filed on March 23, 2010).

(e)(3)
Settlement Agreement, dated March 17, 2010, among Holden L Ostrin, Neil Wechsler, Gary Wechsler and the Offeror (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on March 23, 2010).

(e)(4)
Joint Bid Agreement, dated March 31, 2010, among Peter Yanofsky, Richard Yanofsky, Eric Lau, Francis Choi and the Offeror (incorporated by reference to Exhibit (e)(4) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010).

(g)	Not applicable.

(1)	Included in materials mailed to Shareholders.

(2)	Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPTIMAL GROUP INC.
/s/ Neil Wechsler
By:	Neil Wechsler
Title:	Co-Chairman and Chief Executive Officer

Date: March 31, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Directors’ Circular, including the Fairness Opinion prepared by Genuity Capital Markets dated March 16, 2010. (1)(2)

(a)(2)	Offer to Purchase, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(3)	Letter of Transmittal, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(4)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(5)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(6)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(7)	Press Release issued by the Company, dated March 17, 2010 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by the Offeror and the Company on March 17, 2010).

(e)(1)	Support Agreement, dated March 16, 2010, between the Company and the Offeror (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed on March 23, 2010).

(e)(2)	Disclosure Letter for Support Agreement dated March 16, 2010 (incorporated by reference to Exhibit 2.2 of the Company’s Form 8-K filed on March 23, 2010).

(e)(3)
Settlement Agreement, dated March 17, 2010, among Holden L Ostrin, Neil Wechsler, Gary Wechsler and the Offeror (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on March 23, 2010).

(e)(4)
Joint Bid Agreement, dated March 31, 2010, among Peter Yanofsky, Richard Yanofsky, Eric Lau, Francis Choi and the Offeror (incorporated by reference to Exhibit (e)(4) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010).

(g)	Not applicable.

(1)	Included in materials mailed to Shareholders.

(2)	Filed herewith.